THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 5, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Amazing Energy Oil and Gas, Co. Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015 Filed March 17, 2015 and June 15, 2015
SEC File No. 0-52392

Dear Ms. Jenkins:

In response to your letter of comments dated July 27, 2015, please be advised as follows:

Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015

1.	The disclosure requested has been provided.

2.	The interim financial statements were reviewed by the Company's auditors, DeCoria, Maichel & Teague, P.S. as disclosed in the Form 8-K/A-1 filed herewith on EDGAR.

Item 4.02 Form 8-K

3.	The information requested has been provided.

4.	The disclosure requested has been provided.

Representations

5.	The representations you requested are made by the Company under cover of a separate letter filed on EDGAR.

THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.

By:	CONRAD C. LYSIAK
Conrad C. Lysiak